02 FEB -8 AM 8:16

Morgan

The Morgan Crucible Company plc

5th February 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



02002988

Re: The Morgan Crucible Company plc – File No. 82-3387


SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading/Restructuring Update
Released	11:49 5 Feb 2002
RNS Number	9912Q

THE MORGAN CRUCIBLE COMPANY PLC

Trading and Restructuring Plan Update

- 2001 trading and overall financial performance in line with market expectations.
- Positive second half free cash flow of approximately £20 million.
- Net borrowings reduced to below £280 million at year-end.
- Board recommends no final dividend to accelerate cost reduction programme.
- Scale of cost reduction programmes announced.

On October 29th 2001 Morgan referred to "unprecedented and difficult circumstances", particularly post September 11th. On December 20th we stated that it was our intention to issue an update on our cost reduction programme early in February 2002. The purpose of today's announcement is to outline the extent and timing of that programme as was promised in that statement.

5th February 2002

Dr. E. B. Farmer, CBE, Chairman
Ian P. Norris, Group Chief Executive
On behalf of the Board

Registered Office
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

Registered in England No. 286773

TRADING STATEMENT

Trading since October has been in line with Morgan's expectation and the overall 2001 financial performance is in line with market expectations.

Morgan maintained its sales volume against very difficult trading conditions in the first half of 2001. However, with the weakening European market after mid-year and the general collapse of order intake post the terrorist action in the US, it focussed the business on cash generation. Tight controls, particularly relating to working capital, successfully produced sharp reductions in both debtor and inventory levels. This produced a positive free cash inflow of approximately £20 million in the second half, after payment of the interim dividend and despite the remarkably difficult market background. Net borrowings during the second half were successfully reduced to below £280 million at year-end.

Morgan had already announced that it intended to divest its dense refractory brick business which predominantly serves the steel industry. Before the year-end Morgan entered into an agreement for a phased sale of all of its interests in its Australian based dense refractory business to Shinagawa Refractories Limited of Japan. This reduced its equity interest to 49% with a contractual agreement for Shinagawa to purchase the remainder of the interest over the next four years.

COST REDUCTIONS

Morgan has over the last three months undertaken an extensive review of its operations in order substantially to reduce its cost base. The intention is to reduce fixed operational gearing in a number of Western countries and increase the scale of our more flexible Asian operations. Over the next two years this restructuring programme will result in the implementation of a considerable number of projects aimed specifically at improving the operational efficiency of the Group.

Key elements include:

1. Closure or downsizing of specific manufacturing operations in the Americas and Europe.

2. A significant reduction in overall total employment cost. Headcount reductions will exceed 1,000 and in addition up to 1,000 jobs will be transferred to lower cost Eastern European, Asian and South American facilities.

The execution of this programme will result in exceptional costs, to be incurred in 2002 to 2004 of approximately £70 million of which the net cash costs of redundancy and reorganisation are expected to be approximately £40 million. When fully implemented, these initiatives will reduce the Group's operating cost base by an estimated £30 million per annum from 2004 onwards.

DIVIDEND

In light of the scale and cost of this restructuring programme, the Board has decided not to recommend a final dividend for 2001, in order to preserve cash to accelerate the 2002 reorganisation. It is the intention of the Board to resume a policy of progressive dividend payments at the earliest opportunity.

2001 RESULTS ANNOUNCEMENT

A full analysis of Morgan's financial performance for 2001 together with detailed information on the restructuring programme will be given at the time of the publication of the preliminary announcement on March 12th 2002.

Enquiries:

Ian Norris, Group Chief Executive	01753 837000
David Davies, Finance Director	01753 837000
Locksley Ryan, Harry Chathli, Brunswick	020 7404 5959

END



